SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Bank of Ireland Announces Early Tender Results in Exchange Offer

10 May 2010

The Governor and Company of the Bank of Ireland

Undated Floating Rate Primary Capital Notes (ISIN: IE0000750319)

BOI Capital Funding (No. 2) LP

$800,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US055967AA11/USG12255AA64)

BOI Capital Funding (No. 3) LP

$400,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US05568AAA88/USG12250AA77)

The Governor and Company of the Bank of Ireland (the "Bank") today announces that, as at the Early Tender Date of 5:00 p.m., New York City time, on 7 May 2010, the following amount of the above BOI Debt Securities had been  validly tendered and not validly withdrawn pursuant to the Bank's offer to exchange up to all outstanding BOI Debt Securities for Option 1 Consideration or Option 2 Consideration:

BOI Debt Security	Nominal amount validly tendered in exchange for Option 1 Consideration	Nominal amount validly tendered in exchange for Option 2 Consideration	Total
Undated Floating Rate Primary Capital Notes issued by the Bank	$69,310,000	-	$69,310,000
Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by BOI Capital Funding (No. 2) LP	$296,867,000	$41,862,000	$338,729,000
Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by BOI Capital Funding (No. 3) LP	$167,362,000	$12,041,000	$179,403,000
Total	$533,539,000	$53,903,000	$587,442,000

Subject to satisfaction of all applicable conditions to the exchange offer, the Bank will accept all of the BOI Debt Securities validly tendered on or prior to the Early Tender Date in exchange for Option 1 Consideration and Option 2 Consideration.

The early FX rate will be US$1.3037 per euro. Accordingly, the euro equivalent Option 2 Consideration Amount for BOI Debt Securities validly tendered on or prior to the Early Tender Date in exchange for Option 2 Consideration will be:

BOI Debt Securities	Euro equivalent Option 2 Consideration Amount (including early tender premium) per $1,000 nominal amount of BOI Debt Securities validly tendered
Undated Floating Rate Primary Capital Notes issued by the Bank	-
Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by BOI Capital Funding (No. 2) LP	€590.63
Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by BOI Capital Funding (No. 3) LP	€590.63

The Bank expects an aggregate principal amount of €31.8 million of Allotment Instruments to be issued in exchange for BOI Debt Securities validly tendered on or prior to the Early Tender Date in exchange for Option 2 Consideration.

There will be no reduction in the applicable Option 1 Consideration Amount as the early FX rate is above the threshold rate of US$1.1575 per euro.

The terms of the exchange offer remain unchanged.

For further information, please contact at the Bank either:

Brian Kealy

Head of Capital Management

Tel. +353 76 623 4719

Colin Reddy

Capital Management

Tel. +353 76 623 4722

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  None of securities referred to above will be registered under the Securities Act of 1933 (as amended, the "Securities Act"), or any state securities laws. The exchange offer is being made and the Option 1 Consideration, Option 2 Consideration and related securities are being offered and issued only (a) in a private placement in the United States to holders of BOI Debt Securities who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and (b) outside the United States in certain jurisdictions to holders of BOI Debt Securities in reliance upon Regulation S under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 10 May 2010